UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras and Equinor celebrate Memorandum of Understanding focused on natural gas value chain

Rio de Janeiro, October 09, 2019 - Petróleo Brasileiro S.A. - Petrobras reports that, following up to the Strategic Partnership signed on 12/18/2017, celebrated today a Memorandum of Understanding (MOU) with Equinor ASA – Equinor, a company based in Oslo (Norway), focused on the joint development of businesses related to the value chain of natural gas produced from the partnership projects.

One of the main goals of the MOU is to maximize value in the downstream segment of both companies through natural gas thermoelectric generation projects as well as feasibility studies related to gas processing assets and pipelines in TECAB (Cabiúnas Terminal in Macaé, RJ) and COMPERJ (Petrochemical Complex of Rio de Janeiro, in Itaboraí, RJ), where a natural gas processing plant (UPGN) is under construction, both belonging to Petrobras. These locations have potential to become relevant natural gas hubs in the country in the coming years.

The MOU was signed in Rio de Janeiro by Petrobras CEO, Roberto Castello Branco, and Equinor CEO, Eldar Saetre, with the purpose of confirming the parties' intention to combine efforts in investments in the natural gas, liquefied natural gas (LNG) and power generation segments and, although it is non-binding nature, it indicates the companies' intention to work together to develop projects in these segments.

Currently, Petrobras and Equinor are partners in the Roncador field and in the exploratory blocks BM-C-33, Dois Irmãos, and C-M-709 among others, and this MOU reinforces the relationship between the parties, being aligned with the Petrobras Business Plan.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer